EXHIBIT 99.1

Cellectis to Report Third Quarter 2024 Financial Results on November 4, 2024

NEW YORK, Oct. 30, 2024 (GLOBE NEWSWIRE) --  Cellectis (the “Company”) (Euronext Growth: ALCLS- NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, today announced that it will report financial results for the third quarter 2024 ending September 30, 2024 on Monday, November 4, 2024 after the close of the US market.

The publication will be followed by an investor conference call and webcast on Tuesday, November 5, 2024 at 8:00 AM ET / 2:00 PM CET. The call will include the Company’s third quarter results and an update on business activities. Details for the call are as follows:

Dial in information:

Domestic: +1-800-225-9448

International: +1-203-518-9708

Conference ID: CLLSQ3

Webcast Link: https://viavid.webcasts.com/starthere.jsp?ei=1688144&tp_key=affca25222

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with 25 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

To find out more, visit our website: www.cellectis.com

Follow Cellectis on social networks @cellectis on LinkedIn and X (formerly Twitter)

TALEN® is a registered trademark owned by Cellectis.

For further information on Cellectis, please contact:

Media contacts:

Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com

Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contact:

Arthur Stril, Interim Chief Financial Officer, +1 (347) 809 5980, investors@cellectis.com

Attachment

  20241030_Q3 2024 earnings call announcement_ENGLISH (https://ml.globenewswire.com/Resource/Download/35ebbee8-b35d-47bb-9980-416ba90d3e43)